Exhibit 99.14

James Hardie Industries plc
1st Floor, Block A,
One Park Place,
Upper Hatch Street, Dublin 2,
D02 FD79, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

11 July 2025

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 9 July 2025.

Regards

Aoife Rockett
Company Secretary

This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

UBS Group AG Postfach 8098 Zürich Tel. +41-44-234 11 11 Group Shareholder Reporting Group Compliance, Regulatory & Governance www.ubs.com Dear Sir/Madam, In accordance with the provisions under Part 17 of the 2014 Irish Companies Act we write to inform you that at close of business on 2nd July 2025, UBS Group AG had a total notifiable interest in 15,995,345 shares accounting for 3.72% of the issued share capital relating to ISIN IE000R94NGM2. The direct holders of the notifiable interest are the following controlled undertakings of UBS Group AG: UBS AG, Bahnhofstrasse 45, Zürich and Aeschenvorstadt 1, Basel, Switzerland holding 8,957,254 Shares and a rehypothecation right over assets custodized with UBS representing 4,222,397 shares; and UBS Asset Management (Americas) LLC, Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, USA holding 140,854 Shares: and UBS Asset Management (Europe) S.A., 33A avenue J.F. Kennedy, Luxembourg, Luxembourg holding 27,661 shares; and UBS Asset Management (UK) Limited, 5 Broadgate, London, United Kingdom holding 10,661 shares; and UBS Asset Management Switzerland AG, Bahnhofstrasse 45, Zürich, Switzerland holding 14,391 Shares: and UBS Fund Management (Switzerland) AG, Aeschenvorstadt 1, Basel, Switzerland holding 31,987 shares; and UBS Securities LLC, Corporation Service Company 251 Little Falls Drive, Wilmington, Delaware, USA holding 2,140,950 shares and Equity Options representing 6,100 shares; and a rehypothecation right over assets custodized with UBS representing 431,963 shares; and Strictly Confidential Level 20, 60 Castlereagh Street Sydney NSW 2000 9th July, 2025 NOTICE OF NOTIFIABLE INTEREST IN RELEVANT SHARE CAPITAL OF JAMES HARDIE INDUSTRIES PLC (THE “COMPANY”) IN FULFILMENT OF AN OBLIGATION ARISING UNDER CHAPTER 4 OF PART 17 OF THE COMPANIES ACT 2014

UBS Financial Services Inc., Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle / DE USA holding 5,179 Shares and a rehypothecation right over assets custodized with UBS representing 5,948 shares; and Yours faithfully, UBS Group AG Ewa Zajac Konstantina Georgaki Associate Director Director